SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period June 13, 2007 to June 15, 2007
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release announcing presentation at CAPP 2007 Investment Symposium in Calgary.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
June 15, 2007	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) – TSX;
(PGH) – NYSE
PENGROWTH ENERGY TRUST TO PRESENT AT CAPP 2007 INVESTMENT
SYMPOSIUM IN CALGARY
(Calgary June 15, 2007) /CCN Matthews/ — Pengrowth Energy Trust (Pengrowth) is pleased to announce that Larry B. Strong, Vice President Geosciences, will present at CAPP’s 19th Annual Oil and Gas Investment Symposium, Calgary, Alberta, Canada. Pengrowth’s presentation will take place on June 18, 2007 at 8:50 AM MDT (10:50 AM EDT) and will be available online via a live webcast.
To listen to and view this online event, please visit the Webcast and Multimedia Centre on Pengrowth’s website at www.pengrowth.com or the following link:
http://events.onlinebroadcasting.com/capp/061807/feed_live.php?co=pengrowth
Pengrowth Energy Trust is one of the larger energy royalty trusts in North America. Trust units trade on the New York Stock Exchange (PGH) and the Toronto Stock Exchange (PGF.UN). Through the purchase of trust units, unitholders participate in the ownership of a large portfolio of crude oil and natural gas properties, receiving the net cash flow (after expenses and other withholdings), paid monthly, as the oil and gas reserves are produced. Pengrowth’s property portfolio is one of the higher quality in the energy trust sector with a proved plus probable reserve life index of approximately 10 years and a reserve base of approximately 360 million barrels of oil equivalent at December 31, 2006 pro forma for the ConocoPhillips properties acquisition. Pengrowth’s assets are characterized by low decline rates and high development potential allowing for stable production.
PENGROWTH CORPORATION
James S. Kinnear, President
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191
For media inquiries contact:
Telephone: (403) 266-8355 Facsimile: (403) 294-0051